ASX RELEASE | July 6, 2020 | ASX:PLL; NASDAQ:PLL

This ASX announcement is not for release to US wire services or distribution in the United States

PIEDMONT COMPLETES CAPITAL RAISINGS

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has completed its previously announced placement of 120,000,000 fully paid ordinary shares to non-U.S. institutional and sophisticated shareholders to raise gross proceeds of A$10.8 million (“Private Placement”), following shareholder approval received at a general meeting held on July 31, 2020.
The Private Placement follows the Company’s recent U.S. public offering of 2,065,000 of its American Depositary Shares (“ADSs”), each representing 100 of its ordinary shares to raise gross proceeds of US$13.0 million (“Public Offering”), which was completed on June 12, 2020.
Proceeds from the capital raisings will be used to continue development of the Company’s Piedmont Lithium Project, including a definitive feasibility study, testwork, permitting, and ongoing land consolidation, and for general corporate purposes.
This press release is not an offer or sale of the securities in the United States or in any other jurisdiction where such offer or sale is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended.
About Piedmont
Piedmont holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, spodumene-only mineralogy, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
This announcement has been authorized for release by the Company’s President & CEO, Keith D. Phillips.
For further information, contact:

Keith D. Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com